NOTICE UNDER NATIONAL INSTRUMENT 51-102
CHANGE IN FINANCIAL YEAR END

January 22, 2008

To:	British Columbia Securities Commission 12th Floor, Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2
Alberta Securities Commission 4th Floor, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4
TSX Venture Exchange P.O. Box 11633 #2700, 650 West Georgia St. Vancouver, BC V6B 4N9

Re:            Avino Silver & Gold Mines Ltd. (TSX.V: ASM)

Pursuant to Section 4.8(2) of National Instrument 51-102 – Continuous Disclosure Obligations, Avino Silver & Gold Mines Ltd. (the “Company”) hereby confirms as follows:

1.	Notice of Change of Year End

Notice is hereby given that the Board of Directors of has approved a change of the Company’s financial year end from January 31 to December 31.

2.	Reason for the Change

The change of the financial year end from January 31 to December 31 is being made so that the Company’s new financial year end coincides with the Company’s Mexican subsidiaries year end which operate on a calendar fiscal year end.

3.	Old Financial Year End

The Company’s old financial year end was January 31.

4.	New Financial Year End

The Company’s new financial year end is December 31.

5.	Transition Year Filings

The Company’s transition year will consist of an eleven month period ended December 31, 2007, with interim financial statements consisting of the following:

Reporting Period	Filing Deadline
3 months ended April 30, 2007	June 29, 2007
6 months ended July 31, 2007	September 29, 2007
9 months ended October 31, 2007	December 30, 2007
11 months ended December 31, 2007	April 30, 2008

New Financial Year Filings

Reporting Period	Filing Deadline
3 months ended March 31, 2008	May 30, 2008
6 months ended June 30, 2008	August 29, 2007
9 months ended September 30, 2008	November 29, 2008
12 months ended December 31, 2008	April 30, 2008

6.	Filing Deadlines

Interim financial statements are required to be filed within 60 days following the end of the relevant period and annual financial statements are required to be filed within 120 days following the end of the relevant financial period.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Kevin Bales”

Kevin Bales

CFO